EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

June 14, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Tim Buchmiller and Vanessa Robertson,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 11, 2021
File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are responding to a question received today from Tim Buchmiller and Vanessa Robertson of the SEC staff concerning the Dominion legal proceedings matter included on page 86 of the captioned Amendment.

The Company considered the guidance in ASC 450 – Contingencies in considering any required loss accrual or disclosure related to the Dominion matter.

Under the rule, an estimated loss from a loss contingency will be accrued by a charge to income if both of the following conditions are met:

•	Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

•	The amount of loss can be reasonably estimated.

Further, even losses that are reasonably estimable will not be accrued if it is not probable that an asset has been impaired or a liability has been incurred.

If the judgment is that assertion is not probable, no accrual or disclosure would be required.

On the other hand, if the judgment is that assertion is probable, then a second judgment must be made as to the degree of probability of an unfavorable outcome. Disclosures would be required in either of the following circumstances:

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•	An unfavorable outcome is probable but the amount of loss cannot be reasonably estimated.

•	An unfavorable outcome is reasonably possible but not probable.

Significant judgment is required to determine both likelihood of there being and the estimated amount of a loss related to this matter.

The Company has reviewed the Dominion matter and based on the nature of the claims and management’s assessment of the facts and circumstances, the Company did not record a liability as the Company does not believe that it is probable that a loss has been incurred. Further the Company determined that a loss on this matter does not rise to the level of reasonably possible, therefore no disclosure in the financial statements would be required.

The Company believes that risk of loss related to the Dominion matter is remote and would not have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

Should the SEC staff have any remaining questions concerning this matter, please do not hesitate to contact Kenneth S. Cragun, the Senior Vice President of Finance of the Company (tel.: (949) 735-6020), or me.

Very truly yours,

Spencer G. Feldman

cc:	Mr. Kenneth S. Cragun
Henry C.W. Nisser, Esq.